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                              Kenexa Corporation
                       170 South Warner Road, Suite 110
                           Wayne, Pennsylvania 19087


                                March 21, 2001

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street - Mail Stop 3-9
Washington, DC  20549

          Re:  Kenexa Corporation (f/k/a TalentPoint, Inc.)
               Registration Statement on Form S-1, filed June 23, 2000 Registration No. 333-40060
               --------------------------

Gentlemen:

          Pursuant to Rule 477(b) of the Securities Act of 1933 (the "Act"), Kenexa Corporation (f/k/a TalentPoint, Inc.) (the "Company") hereby applies for the withdrawal of the Company's Registration Statement on Form S-1 (Registration No. 333-40060) (the "Registration Statement").

          Due to current market conditions, at this time, the Company has determined not to pursue the initial public offering contemplated by the Registration Statement. The Company hereby confirms that no securities have been sold pursuant to the Registration Statement.

          If you have any questions concerning this request for withdrawal, please contact the undersigned at (610) 971-9171 or Robert Friedel of Pepper Hamilton LLP, legal counsel to the Company, at (215) 981-4773.


                              Very truly yours,

                              KENEXA CORPORATION

                               /s/ Elliot H. Clark
                              __________________________
                              By:  Elliot H. Clark
                              Title:  Chief Operating Officer